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                                                        FILE NO. 000-23785




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 1998.


                         LASERMEDIA COMMUNICATIONS CORP.
                  11 Charlotte Street, Toronto, Ontario M5V 2H5


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                      Form 20-F   X     Form 40-F
                                -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                           Yes             No   X
                               -----          -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

                                 Not Applicable



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                                     FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)


ITEM 1    REPORTING ISSUER

          LaserMedia Communications Corp. (the "Corporation")
          11 Charlotte Street
          2nd Floor
          Toronto, Ontario M5V 2H5

ITEM 2    DATE OF MATERIAL CHANGE

          October 8, 1998

ITEM 3    PRESS RELEASE

          One Press Release was published on October 22, 1998 at Toronto, Ontario, on the ISDN Wire Service. A copy of the Press Release is annexed hereto.

ITEM 4    SUMMARY OF MATERIAL CHANGE

          Erik Schannen, President of the Corporation announced that in order for the Corporation to meet its financial goals and objectives and migrate from a purely research and development company to a successful sales and marketing company, he resigned as both an officer and director. It was announced that Richard Hue became both a director as well as Chairman and CEO of the Corporation. Mr. Hue brings with him over 17 years of business experience and specializes in bringing companies such as the Corporation with proven products to market.

          Other senior management changes announced included, Mr. Brian Gibson resigning as COO/CFO to pursue other interests. Mr. Gibson will continue to act as a consultant to the Corporation. The Corporation announced that such changes were part of its cost cutting efforts in order to offset the investment needed to transform it from an R&D company into more of a sales and marketing company.

          The Corporation announced that it had engaged a number of senior management and/or advisors to assist the Corporation in executing its plan, including:

     - Aldo Baiocchi who, will act as CTO and Director of Development of the Corporation. Mr. Baiocchi is President and CEO of Aludra Software and was past President of "IFRONT" (a subsidiary of Microforum, a Toronto, TSE listed company).


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     -    Mark  Vange,  who will act as CO-CTO  and an  Advisor of the
          Corporation. Mr. Vange is CO-CTO of VR1, a developer of online games for the Internet; and

     - Michael Rabinovici, of Internet Management Services, Inc., will act as the Corporation's Internet Project Manager.

          The Corporation is a developer and publisher of health and fitness interactive multimedia software on CD-ROM. The Corporation developed a "Personal Fitness Trainer" on multimedia CD-ROM called Active Trainer(TM), the interactive elements of which permit users to participate in, and influence, a fitness and entertainment experience with 3-D graphics, animation and sound. The Corporation's Active Fitness(TM) library currently consists of 4 titles: Active Trainer(TM), Active Legs and Buns(TM), Active Abs(TM), Active Body BLAST(TM) (Active Buns & Active Abs packaged together). Two further Active Fitness software titles are scheduled to be released in early 1999.

          The Corporation's head office is currently located in Toronto, Ontario.

          A copy of the Press Release, as annexed hereto, is incorporated herein by reference.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

          See Item 4 above.

ITEM 6    RELIANCE ON SECTION 75(3) OF THE ACT

          Not applicable.

ITEM 7    OMITTED INFORMATION

          Not applicable.

ITEM 8    SENIOR OFFICERS

          For further information contact: Richard Hue, Chairman and CEO

          Telephone: (416) 977-2001

ITEM 9    STATEMENT OF A SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.




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            DATED at Toronto, Ontario, the 23rd day of October, 1998.


                              (Signed)   RICHARD HUE
                                         CHAIRMAN AND CHIEF EXECUTIVE OFFICER

cc:      Canadian Dealing Network Inc., via SEDAR
         U.S. Securities and Exchange Commission, via EDGAR
         (File No. 000-23785 - Form 6K attached)
         Standard Poor's Corporations Records Service, via regular mail LaserMedia Communications Corp., Attn: Richard Hue, via fax
















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                                   SCHEDULE A

                         LASERMEDIA COMMUNICATIONS CORP.

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                         Press Release #15
Toronto, Ontario                                              October 22, 1998


LASERMEDIA ANNOUNCES REORGANIZATION OF SENIOR MANAGEMENT AND ADVISORY BOARD APPOINTEES


LaserMedia Communications Corp. (CDN: LMCD)
TRADING ON NASDAQ/OTC-BULLETIN BOARD (LZMCF)
Issued and Outstanding - 13,222,040 Common Shares


TORONTO, October 22, 1998, Erik Schannen, President of LaserMedia Communications Corp. announces that in order for LaserMedia to meet its financial goals and objectives and migrate from a purely research and development company to a successful sales and marketing company, he will resign as both an officer and director. He is pleased to announce that Richard Hue will now become both a director as well as Chairman and CEO of LaserMedia Communications Corp. Richard Hue brings with him over 17 years of business experience and specializes in bringing companies such as LaserMedia with proven products to market.

"The possibilities for growth (by LaserMedia) are tremendous" states Richard Hue, "Our business is focused on two of the largest growth industries of this decade, health and fitness and the Internet/E-Commerce"!

Richard Hue is confident that he'll be able to lead LaserMedia's technology into the health and fitness markets with its already tried and proven line of interactive CD-ROMs and will soon be announcing a team of experts to carry forward LaserMedia's "e-commerce" initiative to take advantage of the continued explosive growth of the Internet as well as health and fitness.

Other senior management changes include, Mr. Brian Gibson who has resigned as COO/CFO to pursue other interests but will act as a consultant to the Company. This is all part of LaserMedia's cost cutting efforts in order to offset the investment needed to transform it from an R&D company into more of a sales and marketing company.

In addition, the Company has brought in a number of senior management and/or advisors to assist the Company in executing it's plan. Joining LaserMedia will be:



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     -    Aldo Baiocchi, President and CEO of Aludra Software and was past
          President of "IFRONT" (a subsidiary of Microforum, a Toronto, TSE listed company). During his tenure he was responsible for the site receiving from 0 hits to 12 million hits/month and as V.P. of Production for Microforum, he developed over 30 successful CD Rom titles (including such hits as "Game Empire CD" which sold over 2 million units). He will now act as CTO & Director of Development;

     - Mark Vange, CTO of VR1, the world's largest developer of online-only games for the Internet, will act as CO-CTO and Advisor; and

     - Michael Rabinovici, Internet Management Services, Inc. will act as LaserMedia's Internet Project Manager.

LaserMedia is the first company to bring interactive Technology to health and fitness. The Company is currently recognized as a leading developer and publisher of health and fitness interactive multimedia software on CD-ROM. LaserMedia developed the world's first "Personal Fitness Trainer" on multimedia CD-ROM called Active Trainer(TM), the interactive elements of which permit users to participate in, and influence, a fitness and entertainment experience with 3-D graphics, animation and sound. The Company's Active Fitness(TM) library currently consists of 4 titles; Active Trainer(TM), Active Legs and Buns(TM), Active Abs(TM), Active Body BLAST(TM) (Active Buns & Active Abs packaged together) with a 5th and 6th title Active Planner(TM) and Active VR(TM) to be released in early 1999.

LaserMedia's head office is located in Toronto, Ontario.


For further information, contact:
Jack Wall
Investor Relations, RT Equity Inc.
(416) 967-4779 / (888) 821-2800

THE INFORMATION HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY REGULATORY AUTHORITIES.








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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, LaserMedia Communications Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 LASERMEDIA COMMUNICATIONS CORP.



Date: November 2, 1998           By:  /s/ Richard Hue
                                      ----------------------------------------
                                          RICHARD HUE
                                          Chairman and Chief Executive Officer











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